November 15, 2018

Stephen Smith
Chief Financial Officer
Inseego Corp.
9605 Scranton Road, Suite 300
San Diego, CA 92121

       Re: Inseego Corp
           Form 10-K for the Year Ended December 31, 2017
           Filed March 16, 2018
           Form 10-Q for the Quarter Ended September 30, 2018
           Filed November 8, 2018
           Response Dated November 1, 2018
           File No. 001-38358

Dear Mr. Smith:

        We have reviewed your November 1, 2018 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2018

Notes to Condensed Consolidated Financial Statements
10. Commitments and Contingencies, page 19

1. We note your response to comment three. Please help us to better understand your response by separately addressing each bullet below.
        Tell us in more detail the nature of the misrepresentations allegedly made by the RER shareholders during the due diligence process, as claimed in your lawsuit.
        Tell us how you considered these allegations in determining whether you were required to record, in subsequent periods, an impairment charge for assets that were
 Stephen Smith
Inseego Corp.
November 15, 2018
Page 2
             included in the original purchase price allocation. In this regard, we note you indicate in your response that the RER stockholders misrepresented facts about the business's customer base, ownership of intellectual property, entry into certain contracts and anticipated future revenues. You also alleged that such misrepresentations had the effect of inducing the Company to consummate the acquisition. Regarding the negotiation of the settlement, tell us in detail how the claims made in
             the lawsuit impacted the determination of the settlement amount. Considering the nature of the allegations and the reduction in the purchase price,
             explain to us why the legal settlement did not have a clear and direct link to the purchase price.


        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameStephen Smith                                Sincerely,
Comapany NameInseego Corp.
                                                               Division of
Corporation Finance
November 15, 2018 Page 2                                       Office of
Telecommunications
FirstName LastName